UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response... 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

DPL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

233293109

(CUSIP Number)

January 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_________________________________

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	233293109

1	Names of Reporting Persons. Seneca Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
6 Shared Voting Power 7,446,100 shares (as of January 31, 2005) 7,060,000 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
8 Shared Dispositive Power 7,446,100 shares (as of January 31, 2005) 7,060,000 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
9

Aggregate Amount Beneficially Owned by Each Reporting Person

7,446,100 shares (as of January 31, 2005)

7,060,000 shares (as of December 31, 2005)

7,060,000 shares (as of January 1, 2008)

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.6% (as of January 31, 2005) 5.3% (as of December 31, 2005) 5.9% (as of January 1, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP NO.	233293109

1	Names of Reporting Persons. Seneca Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
6 Shared Voting Power 7,446,500 shares (as of January 31, 2005) 7,060,000 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
8 Shared Dispositive Power 7,446,500 shares (as of January 31, 2005) 7,060,000 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
9

Aggregate Amount Beneficially Owned by Each Reporting Person

7,446,500 shares (as of January 31, 2005)

7,060,000 shares (as of December 31, 2005)

7,060,000 shares (as of January 1, 2008)

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.6% (as of January 31, 2005) 5.3% (as of December 31, 2005) 5.9% (as of January 1, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	233293109

1	Names of Reporting Persons. Seneca Capital Investments, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
6 Shared Voting Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
8 Shared Dispositive Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0.0% (as of January 31, 2005) 0.0% (as of December 31, 2005) 5.9% (as of January 1, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP NO.	233293109

1	Names of Reporting Persons. Seneca Capital Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
6 Shared Voting Power 220,200 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
8 Shared Dispositive Power 220,200 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,200 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0.2% (as of January 31, 2005) 0.0% (as of December 31, 2005) 5.9% (as of January 1, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	233293109

1	Names of Reporting Persons. Douglas A. Hirsch
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
6 Shared Voting Power 7,666,700 shares (as of January 31, 2005) 7,060,000 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares (as of January 31, 2005) 0 shares (as of December 31, 2005) 0 shares (as of January 1, 2008)
8 Shared Dispositive Power 7,666,700 shares (as of January 31, 2005) 7,060,000 shares (as of December 31, 2005) 7,060,000 shares (as of January 1, 2008) Refer to Item 4 below.
9

Aggregate Amount Beneficially Owned by Each Reporting Person

7,666,700 shares (as of January 31, 2005)

7,060,000 shares (as of December 31, 2005)

7,060,000 shares (as of January 1, 2008)

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.7% (as of January 31, 2005) 5.3% (as of December 31, 2005) 5.9% (as of January 1, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	233293109

Item 1.

(a)	Name of Issuer
DPL, Inc.
(b)	Address of Issuer’s Principal Executive Offices
1065 Woodman Drive, Dayton, Ohio 45432

Item 2.

(a)	Name of Person Filing
Seneca Capital, L.P. Seneca Capital Advisors, LLC Seneca Capital Investments, L.P. Seneca Capital Investments, LLC Douglas A. Hirsch
(b)	Address of Principal Business Office or, if none, Residence

Seneca Capital, L.P.

Seneca Capital Advisors, LLC

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Douglas A. Hirsch

c/o Seneca Capital

590 Madison Avenue, 28th Floor

New York, NY 10022

(c)	Citizenship
Seneca Capital, L.P. - Delaware Seneca Capital Advisors, LLC- Delaware Seneca Capital Investments, L.P. - Delaware Seneca Capital Investments, LLC - Delaware Douglas A. Hirsch - United States
(d)	Title of Class of Securities
Common Stock. $0.01 par value
(e)	CUSIP Number
233293109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP NO.	233293109

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Seneca Capital, L.P.  - 7,446,100 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Advisors, LLC        - 7,446,500 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Investments, L.P.    - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Investments, LLC  - 220,200 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Douglas A. Hirsch     - 7,666,700 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

(b)	Percent of Class

CUSIP NO.	233293109

Seneca Capital, L.P.  - 5.6% (as of January 31, 2005)

- 5.3% (as of December 31, 2005)

- 5.9% (as of January 1, 2008)

Seneca Capital Advisors, LLC - 5.6% (as of January 31, 2005)

- 5.3% (as of December 31, 2005)

- 5.9% (as of January 1, 2008)

Seneca Capital Investments, L.P. - 0.0% (as of January 31, 2005)

- 0.0% (as of December 31, 2005)

- 5.9% (as of January 1, 2008)

Seneca Capital Investments, LLC - 0.2% (as of January 31, 2005)

- 0.0% (as of December 31, 2005)

- 5.9% (as of January 1, 2008)

Douglas A. Hirsch  - 5.7% (as of January 31, 2005)

- 5.3% (as of December 31, 2005)

- 5.9% (as of January 1, 2008)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Seneca Capital, L.P.  - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

Seneca Capital Advisors, LLC        - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

Seneca Capital Investments, L.P.    - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

Seneca Capital Investments, LLC  - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

Douglas A. Hirsch     - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

	(ii)	shared power to vote or to direct the vote

CUSIP NO.	233293109

Seneca Capital, L.P.  - 7,446,100 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Advisors, LLC        - 7,446,500 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Investments, L.P.    - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Investments, LLC  - 220,200 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Douglas A. Hirsch     - 7,666,700 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

(iii)	sole power to dispose or to direct the disposition of

Seneca Capital, L.P.  - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

Seneca Capital Advisors, LLC        - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

Seneca Capital Investments, L.P.    - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

Seneca Capital Investments, LLC  - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

Douglas A. Hirsch     - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 0 shares (as of January 1, 2008)

(iv)	shared power to dispose or to direct the disposition of

Seneca Capital, L.P.  - 7,446,100 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Advisors, LLC        - 7,446,500 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Investments, L.P.    - 0 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Seneca Capital Investments, LLC  - 220,200 shares (as of January 31, 2005)

- 0 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

Douglas A. Hirsch     - 7,666,700 shares (as of January 31, 2005)

- 7,060,000 shares (as of December 31, 2005)

- 7,060,000 shares (as of January 1, 2008)

**   (A) For figures reported as of January 31, 2005: Shares reported for Seneca Capital, L.P. (“SCLP”) reflect shares and warrants held of record by SCLP. Shares reported for Seneca Capital Advisors, LLC (“Advisors”) reflect the shares

CUSIP NO.	233293109

reported for SCLP and shares held of record by another private investment fund. Advisors serves as the general partner of such other fund and of SCLP. Shares reported for Seneca Capital Investments, LLC (“Seneca LLC”) reflect shares held of record by certain private investment funds for which Seneca LLC serves as investment manager. Shares reported for Mr. Hirsch reflect the shares reported for Advisors and for Seneca LLC. Mr. Hirsch serves as the managing member of both Advisors and Seneca LLC, and in such capacity, Mr. Hirsch may be deemed to have voting and investment control over the shares and warrants reported for such entities herein.

(B) For figures reported as of December 31, 2005: Shares reported for SCLP reflect warrants held of record by SCLP. Shares reported for Advisors reflect the shares reported for SCLP, for which Advisors serves as general partner. Shares reported for Mr. Hirsch reflect the shares reported for Advisors. Mr. Hirsch serves as the managing member of Advisors, and in such capacity, Mr. Hirsch may be deemed to have voting and investment control over the shares and warrants reported for such entity herein.

(C) For figures reported as of January 1, 2008: Shares reported for SCLP reflect warrants held of record by SCLP. Shares reported for Advisors reflect the shares reported for SCLP, for which Advisors serves as general partner. Shares reported herein for Seneca Capital Investments, L.P. (“Seneca LP”) reflect the shares reported for SCLP, for which Seneca LP serves as investment manager. Shares reported herein for Seneca LLC reflect the shares reported for Seneca LP, for which Seneca LLC serves as general partner. Shares reported for Mr. Hirsch reflect the shares reported for Advisors and for Seneca LLC. Mr. Hirsch serves as the managing member of both Advisors and Seneca LLC, and in such capacity, Mr. Hirsch may be deemed to have voting and investment control over the shares and warrants reported for such entities herein.

(D) Each of the reporting persons disclaims beneficial ownership of all shares and/or warrants reported herein except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or

CUSIP NO.	233293109

influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	233293109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2009

SENECA CAPITAL, L.P.

By: Seneca Capital Advisors, LLC,

Its General Partner

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.

By: Seneca Capital Investments, LLC,

its General Partner

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch

Douglas A. Hirsch, individually

CUSIP NO.	233293109

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 17, 2009, is by and between Seneca Capital, L.P., Seneca Capital Advisors, LLC, Seneca Capital Investments, L.P., Seneca Capital Investments, LLC and Douglas A. Hirsch, an individual (the foregoing are collectively referred to herein as the “Seneca Filers”).

Each of the Seneca Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of DPL, Inc., beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Seneca Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Seneca Filers upon one week’s prior written notice or such lesser period of notice as the Seneca Filers may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL, L.P.

By: Seneca Capital Advisors, LLC,

Its General Partner

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.

By: Seneca Capital Investments, LLC,

its General Partner

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch

Douglas A. Hirsch, individually